# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: American Bitcoin Corp., CIK 0001755953
CUSIP: 02462A104
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1101 Brickell Avenue, Suite 1500, Miami, Florida (FL), 33131
Date of event which requires filing of this statement: 12/18/2025
Filed by CIK 0002057754
Persons authorized to receive notices and communications: Alan Garten, 115 Eagle Tree Terrace, Jupiter, Florida (FL), 33477, (561) 973 1750

## Reporting persons
- Eric Trump (CIK 0002057754): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 68,432,664; shared voting power 0; sole dispositive power 68,432,664; shared dispositive power 0; aggregate amount beneficially owned 68,432,664 (7.4% of the class)
  Comment: Calculated based on 195,380,091 shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of the Issuer and 732,224,903 shares of Class B Common Stock, par value $0.0001 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), of American Bitcoin Corp. (the "Issuer" or "ABTC"), for an aggregate of 927,604,994 shares of Common Stock of the Issuer outstanding as disclosed in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission (the "SEC") on November 14, 2025.
- Eric F. Trump Revocable Trust - 2015: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 0; shared voting power 68,432,664; sole dispositive power 0; shared dispositive power 68,432,664; aggregate amount beneficially owned 68,432,664 (7.4% of the class)
  Comment: Calculated based on 927,604,994 shares of Common Stock outstanding as disclosed in the Quarterly Report on Form 10-Q of the Issuer filed with the SEC on November 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: American Bitcoin Corp.
Address of issuer's principal executive offices: 1101 Brickell Avenue, Suite 1500, Miami, Florida (FL), 33131
Comment:
This Amendment No. 2 (this "Amendment") amends and supplements the Statement of Beneficial Ownership on Schedule 13D originally filed by Eric Trump ("Mr. Trump") with the Securities and Exchange Commission (the "SEC") on September 3, 2025, as amended by Amendment No. 1 thereto filed with the SEC on November 20, 2025 (as so amended, the "Schedule 13D").

Except as set forth herein, this Amendment does not modify any of the information previously reported on the Original Statement.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following: On December 18, 2025, the Eric F. Trump Revocable Trust - 2015 (the "2015 Trust") purchased 285,000 shares of Class A Common Stock at a price of $1.7546 per share using cash on hand.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following: The information in Item 3 and Item 6 of this Amendment is incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the comment section and rows (7) through (11) and (13) of each of the cover pages for the aggregate number of shares of Class A Common Stock and percentage of the Class A Common Stock, respectively, beneficially owned by the Reporting Persons. The percentages used in row (13) of the cover pages are calculated based on 195,380,091 shares of Class A Common Stock and 732,224,903 shares of Class B Common Stock outstanding as disclosed in the Quarterly Report on Form 10-Q of the Issuer filed with the SEC on November 14, 2025. Each share of Class B Common Stock is convertible into one (1) share of Class A Common Stock, subject to the terms and conditions set forth in the Issuer Charter. Mr. Trump, as the trustee of the 2015 Trust, may be deemed to beneficially own the shares of the Common Stock held by the 2015 Trust.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate numbers of the Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition for each Reporting Person are set forth in rows (7) through (10) of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Other than as described in this Amendment, the Reporting Persons have not effected any transactions in the Common Stock since the filing of Amendment No. 1 to the Schedule 13D on November 20, 2025.
Other persons with the right to receive dividends or sale proceeds: No other person is known by either Reporting Person to have the right to receive or the power to direct the receipt from, or the proceeds from the sale of, any shares of Class A Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Eric Trump: /s/ Eric Trump, Eric Trump (12/22/2025)
- Eric F. Trump Revocable Trust - 2015: /s/ Eric Trump, Eric Trump / Trustee (12/22/2025)